EXHIBIT 99.1

News Release
TSX:RMX | NYSE.MKT:RBY
December 18, 2014

Rubicon Begins Stockpiling Mill Feed for Projected Production Commencing Mid-2015

TORONTO, Ontario – Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) is pleased to announce that the construction of the Phoenix Gold Project (“Project”) in Red Lake, Ontario, Canada continues on schedule for projected initial production in mid-2015 and remains well-funded to completion. Underground development rates have improved significantly in October and November, to the point where the stockpiling of mineralized development material from the first planned stopes has begun.

“We are pleased to announce that underground development rates have significantly improved since September and we are realizing better productivity and cost savings,” stated Michael A. Lalonde, President and Chief Executive Officer for Rubicon. “Our operations team began stockpiling mineralized material from underground stope development last week, ahead of schedule. One of the stopes being developed is a trial stope located between the 305- and 244-metre levels, which will utilize the Alimak longhole method. This trial stope will provide us with valuable information with regard to dilution, recovery, and productivity as we march forward to projected initial production in mid-2015. Underground stope development will accelerate in January as several new stopes are being developed.”

The Phoenix Gold Project Development and Construction Update

Mill Construction

Mill construction is on budget and on schedule. The Company expects that the mill will be fully commissioned in the second quarter of 2015. The drive train for the ball mill has been installed and aligned and the drive train for the SAG mill is currently being installed. The Knelson concentrators, which recover gold via gravity, are currently being installed. All structural steel in the mill, with the exception of the installation of the stairwells, is complete. The carbon-in-leach (“CIL”) tank shells have been welded and the top rings and platforms are being installed. The paste plant filters and vacuum receivers have been placed and are ready to be installed. The construction of the refinery, mill thickener and cyanide destruction circuits are progressing as planned.

Rubicon has approximately C$27 million (as at November 30, 2014) of mill capital expenditures remaining to projected initial production.

PR14-21 For more information, contact Allan Candelario, Director of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Stockpiling, Underground Development and Construction

The Company began to stockpile mineralized material on surface from underground stope development on the 244- and 305-metre levels. Some of the stockpiled material will be fed to the mill during the commissioning phase and the remainder will be used for the projected production phase.

Underground development rates have improved month-over-month since September at an accelerated pace. The Company surpassed its monthly development target for November. Rubicon crews have exceeded productivity levels achieved by previous contractors, as they develop the 122-, 183- and 244-metre levels. The new contractors have also outperformed previous contractors, as they develop 305- and 610-metre levels, the 685-metre loading pocket and the vertical raises.

The trial stope will utilize the Alimak longhole method (horizontal holes), as recommended by SRK Consulting in the Preliminary Economic Assessment. This method does not require sublevel development between main levels, which the Company believes will reduce overall underground development requirements from the original plan. The Alimak longhole method also has the potential to increase productivity, reduce costs and speed up stope cycle time. See Figure 1 for a diagram of the Alimak longhole method.

As of November 30, 2014, Rubicon has completed 3,586 m of the planned 8,023 m (or 45%) of total underground development (lateral and vertical) at the 685-metre level and above. Overall underground development has tracked behind the original schedule by 948 m. Management believes it has identified approximately 430 m of off-ramp development that can be eliminated from the development plan. This, combined with the accelerated pace of development, is expected to bring the underground development back on schedule in the first quarter of 2015. Summary of the total underground development is displayed in Figure 2. There is approximately C$29 million (as at November 30, 2014) of total underground development capital remaining to the start of projected initial production.

Surface Infrastructure and On-Site Construction

The construction of the crushed ore bin, with a design capacity of 2,500 tonnes, has been completed. The tailings management facility (“TMF”) is ready to receive tailings for up to a year of potential production and will have the capacity to handle two years of potential production in early 2015. Rubicon has approximately C$19 million (as at November 30, 2014) of on-site construction remaining to completion.

See Figure 3 for pictures of the construction and development progress of the Project. For more up to date pictures of the construction and development progress, please visit our website at http://www.rubiconminerals.com/Investors/Photo-Galleries/default.aspx.

PR14-21 For more information, contact Allan Candelario, Director of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Project Capital and Timeline to Projected Initial Production

As of November 30, 2014, Rubicon estimates that capital expenditures to projected initial production is C$85 million (which includes C$14 million of contingency). A breakdown of the capital expenditures remaining can be seen in Table 1. Rubicon has approximately C$140 million in cash and cash equivalents (C$110 million in working capital) on its balance sheet as of November 30, 2014 and expects to receive an additional US$12 million from the Royal Gold streaming transaction in early 2015, as spending on construction and development approaches completion. The Phoenix Gold Project remains well-funded to complete construction and remains on schedule for projected initial production in mid-2015.

Table 1: Capital Expenditures to Projected Initial Production – as at November 30, 2014

Project capex spent, October 1, 2011 to November 30, 2014	~C$299 million

Remaining capex to projected initial production
Mill	~C$27 million
Underground development	~C$29 million
On-site construction	~C$19 million
Indirects & definition drilling	~C$10 million

Total remaining capex to projected production (with contingency)	~C$85 million

Credit Facility

As Rubicon approaches the completion of the construction phase of the Project, the Company is evaluating its working capital requirements beyond projected production. In this regard, the Company is currently evaluating debt alternatives for approximately C$50 million.

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an advanced stage gold development company. The Company is focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. The start of potential gold production is projected in mid-2015, based on current forecasts. The Phoenix Gold Project is fully permitted for initial production at 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are listed on the NYSE MKT (RBY) and the Toronto Stock Exchange (RMX).

RUBICON MINERALS CORPORATION
“Mike Lalonde”
President and Chief Executive Officer

PR14-21 For more information, contact Allan Candelario, Director of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Statement regarding Forward-Looking Statements and other Cautionary Notes

Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding the anticipated composition and timeline of the underground development of the Phoenix Gold Project and potential production being achieved in mid-2015.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold and base metal deposits will develop as anticipated; the price of gold will remain at levels that will render the Phoenix Gold Project economic; operating and capital plans will not be disrupted by operational issues, power supply, labour disturbances, or adverse weather conditions; Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; Rubicon will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (the “PEA”) will be realized; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is not based on a feasibility study demonstrating economic and technical viability does not provide adequate disclosure of the increased uncertainty and specific risks of failure associated with such a production decision. While no production decision has been made, there are inherent risks in proceeding with the development of the

PR14-21 For more information, contact Allan Candelario, Director of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release project and the company’s planning for the project and these include, gold price forecasts, capital cost overruns, availability of skilled labor, environmental compliance and restrictions, community matters, potential operating cost estimates, mining costs, development costs, underground mining and geotechnical risks, metal recoverability, milling costs, and related matters.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This news release uses the terms “measured” and “indicated” mineral resources and “inferred” mineral resources. The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. The estimation of “measured” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. The estimation of “inferred” resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of a “measured”, “inferred” or “indicated” mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The inclusion of inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this press release were reported using CIM Standards.

Qualified Persons

The content of this news release has been read and approved by Dan Labine, P.Eng., Vice President, Operations and Mark Ross, B.Sc., P.Geo., Chief Mine Geologist for Rubicon. Both are Qualified Persons as defined by NI 43-101.

PR14-21 For more information, contact Allan Candelario, Director of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 1: Conceptual Diagram of the Alimak Longhole Stoping Method

PR14-21 For more information, contact Allan Candelario, Director of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 2: Cumulative Underground Development Advancement (as of November 30, 2014)

PR14-21 For more information, contact Allan Candelario, Director of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 3: Pictures of Project Mill and On-Site Construction

Panoramic view inside the mill building

SAG and ball mill installation

PR14-21 For more information, contact Allan Candelario, Director of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Knelson concentrators installation

CIL tank construction

PR14-21 For more information, contact Allan Candelario, Director of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Mill thickener

Crushed ore bin

PR14-21 For more information, contact Allan Candelario, Director of Investor Relations
Phone: +1 (866) 365-4706 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release